EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended January 31, 2026

This following Management's Discussion and Analysis (“MD&A”) is prepared as of May 29, 2026 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the "Company" or “BetterLife”) for the year ended January 31, 2026. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2026, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the audited consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

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BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company primarily focused on developing compounds for the treatment of mental disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction. Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic neuroplastogen that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders such as depression and anxiety. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. BETR-001 is orally administered. The Company’s intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

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MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of respiratory viral infections, such as but not limited to COVID-19.

Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development.

Product Current Regulatory Status, Development Strategy and Projected Timelines

BetterLife is currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a Phase 1B trial in patients with headache disorders.

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The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has a US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

The manufacturing and formulation work for MM-003 is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

SELECTED ANNUAL INFORMATION

The following tables provide a summary of the Company’s financial operations for the three most recently completed fiscal years. For more detailed information on the Company, please refer to its annual audited financial statements for the years ended January 31, 2026, 2025 and 2024.

Year ended or as at:	January 31, 2026		January 31, 2025		January 31, 2024
Revenue	$	nil	$	nil	$	nil
Operating expenses		(1,607,739)		(5,000,113)		(3,240,241)
Other income		94,821		1,378,229		341,731
Net loss		(1,512,918)		(3,621,884)		(2,898,510)
Net loss per share, basic and fully diluted		(0.01)		(0.03)		(0.03)
Cash		12,570		8,180		37,384
Working capital deficiency		(6,459,206)		(7,313,034)		(7,022,402)
Total assets		219,903		224,963		324,746
Total long-term liabilities		27,174		49,115		673,365
Total deficit		(6,486,380)		(7,362,149)		(7,695,767)

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DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the year ended January 31, 2026, compared to the comparative prior fiscal years.

	YEAR ENDED
	January 31, 2026	January 31, 2025	January 31, 2024
Revenue	$ nil	$ nil	$ nil
Operating expenses	(1,607,739)	(5,000,113)	(3,240,241)
Other income (expense):
Accretion expense	(77,547)	(154,387)	(5,353)
Changes in fair values of warrant liabilities	197,923	(33,436)	(137,764)
Financial guarantee (expense) recovery	(30,426)	758,834	(34,050)
Gain on extinguishment/forgiveness of debts	149,993	110,219	469,129
Gain on loan extinguishment	9,949	nil	nil
Interest expense	(154,392)	(165,087)	(45,544)
Other	(679)	9	(945)
Penalties recovery (expense)	nil	305,437	(33,742)
Settlements and legal provisions, net	nil	556,640	130,000
Net loss	$(1,512,918)	$(3,621,884)	$(2,898,510)

Net loss for the year ended January 31, 2026 decreased from the year ended January 31, 2025. Operating expenses decreased due primarily to decreases in consulting fees and wages, salaries and employment expenses, as described below. Within other income and expenses, the following contributed to this decrease in net loss:

•	Accretion expense decreased due to conversions on principal amounts of convertible debentures totaling $618,000 during the year ended January 31, 2026.
•

In fiscal 2026, the Company recorded a gain on change in fair values of warrant liabilities of approximately $198,000, compared to a loss of approximately $33,400 reported in fiscal 2025. The Company’s foreign currency denominated warrants continued to be out-of-money as the term to expiry decreased.

•

In fiscal 2025, the Company recorded a recovery on financial guarantee (discussed below) compared to interest on financial guarantee in the current year, as well as recovery on penalty expense and gain from legal claim (discussed below).

Net loss for the year ended January 31, 2025 increased from the year ended January 31, 2024. Operating expenses increased due primarily to an increase in share-based payment expense, as described below. Accretion and interest expense increased due to convertible debentures issued by the Company from December 2023 through April 2024 for net proceeds of $1.2 million. The following items offset the increase in net loss in fiscal 2025. Approximately $759,000 was recorded as a financial guarantee recovery to reflect financial guarantee liability at the amount issued as judgement against the Company by the Superior Court of Quebec (discussed below under “Commitments and Contingencies”). The amount issued as judgement was lower than what the Company had previously estimated. In addition, the Company recorded a gain from legal claim of approximately $557,000 pursuant to the conclusion of claims against the Company and MedMelior Inc. (“MedMelior”), subsidiary of the Company, in the State and Federal Courts (defined and discussed below under “Commitments and Contingencies”).

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Expenses

	YEAR ENDED
	January 31, 2026	January 31, 2025	January 31, 2024
Consulting fees	$169,982	$1,122,455	$399,810
Foreign exchange (gain) loss	(200,861)	275,182	30,352
General and administrative	203,883	260,500	271,731
Professional fees	265,483	499,307	526,503
Research and development	85,672	424,337	570,947
Wages, salaries and employment expenses	1,083,580	2,418,332	1,440,898
Operating expenses	$1,607,739	$5,000,113	$3,240,241

Operating expenses decreased for the year ended January 31, 2026 as compared to the year ended January 31, 2025. The decrease was mainly attributable to a decrease in consulting fees and wages, salaries and employment expenses as there were no significant stock options granted and share-based payment expenses on performance stock units decreased. In a fiscal year in which no financing was secured, the Company reduced all other discretionary expenses within general and administrative, professional fees and research and development expenses.

Operating expenses increased for the year ended January 31, 2025 as compared to the year ended January 31, 2024. Consulting fees and wages, salaries and employment expenses included approximately $639,000 and $1.41 million of share-based payment expense, respectively, related to 2.15 million of stock options and 6 million of performance stock units granted by the Company and 2.2 million of stock options granted by MedMelior. Capital markets continued to be challenging during fiscal 2025 for financings and, due to cash constraints experienced by the Company, it granted non-cash awards to key personnel and consultants to ensure retention of its human resources. Other areas of operating expenses, such as general and administrative expenses, professional fees and research and development expenses, decreased as the Company continued to minimize expenditures. Foreign exchange loss increased due to weakening of the Canadian dollar during the year ended January 31, 2025.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2026	January 31, 2025	January 31, 2024
Business licenses	$ nil	$654	$ nil
Conferences	nil	2,690	6,716
Information technology	7,894	2,224	4,446
Investor relations	72,000	96,000	96,000
Office	19,795	26,278	30,815
Press release	14,872	28,258	33,749
Public listing expense	59,498	57,354	64,482
Shareholder expense	10,767	11,736	9,761
Telecommunications	2,662	2,159	nil
Travel, meals and entertainment	3,454	15,257	6,984
Website costs	12,941	17,890	18,778
	$203,883	$260,500	$271,731

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General and administrative expenses have been on a decline since fiscal 2024 as the Company continues to make efforts at minimizing cash outflows. Investor relations expense decreased due to the termination of the Company’s investor relations contract. During fiscal 2026, the Company did not attend any paid conferences, which correspondingly reduces its travel, meals and entertainment expenses.

During the year ended January 31, 2025, the Company reduced the number of paid conferences it attended as compared to the year ended January 31, 2024, but incurred higher travel, meals and entertainment expenses as it focused on meetings with targeted potential investor groups and strategic partnerships.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	January 31, 2026		October 31, 2025		July 31, 2025		April 30, 2025
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(381,623)		$(420,130)		$(504,111)		$(207,054)
Net income (loss) per share – basic		$(0.002)		$(0.003)		$(0.003)		$(0.002)
Net income (loss) per share - diluted		$(0.002)		$(0.003)		$(0.003)		$(0.002)

	QUARTERS ENDED
	January 31, 2025		October 31, 2024		July 31, 2024		April 30, 2024
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(767,058)		$642,771		$(1,448,284)		$(2,049,313)
Net income (loss) per share – basic		$(0.006)		$0.005		$(0.012)		$(0.018)
Net income (loss) per share - diluted		$(0.006)		$0.005		$(0.012)		$(0.018)

Net loss for the quarters ended April 30, 2024 and July 31, 2024 were higher than the other quarters due mainly to the increase in share-based payment expense related to 2.2 million share purchase options, valued at approximately $1.7 million and granted by MedMelior to officers, directors and consultants.

The Company recorded a net income during the quarter ended October 31, 2024. During this quarter, approximately $759,000 was recorded as a financial guarantee recovery to reflect financial guarantee liability at the amount issued as judgement against the Company by the Superior Court of Quebec (discussed below under “Commitments and Contingencies”). The amount issued as judgement was lower than what the Company had previously estimated. In addition, the Company recorded a gain from legal claim of approximately $557,000 pursuant to the conclusion of claims against the Company and MedMelior in the State and Federal Courts (defined and discussed below under “Commitments and Contingencies”).

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The quarters in fiscal 2026 had relatively consistent net losses and loss per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. While the Company has incurred losses to date, with an accumulated deficit of $120,091,493 at January 31, 2026, management expects to continue to fund its development efforts through its access to public capital markets. However, there can be no assurance that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2026 and 2025:

	January 31, 2026	January 31, 2025
Current assets	$219,903	$224,963
Current liabilities	6,679,109	7,537,997
Working capital deficiency	$6,459,206	$7,313,034

Working capital deficiency improved as compared to January 31, 2025. During the year ended January 31, 2026, the Company settled approximately $1.5 million of accounts payable and accrued liabilities, as well as amounts due to related parties, by issuing 14,999,303 common shares. In addition, principal balance of convertible debentures totaling $618,000, plus accrued interest of approximately $89,400, were converted into 7,073,987 units of the Company. These events contributed to a decrease in current liabilities reported as at January 31, 2026.

Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2026, 2025 and 2024:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2026	January 31, 2025	January 31, 2024
Operating activities	$(625,455)	$(2,021,752)	$(2,472,410)
Investing activities	nil	nil	nil
Financing activities	629,263	1,992,540	2,501,543
Effect of foreign exchange rate changes on cash	582	8	(56)
(Decrease) increase in cash for the period	$4,390	$(29,204)	$29,077

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During the year ended January 31, 2026, the Company utilized less cash in operating activities, as compared to the previous two fiscal years, primarily due to the continued challenges in securing financing during the year. Financing activities included proceeds from promissory notes from related parties totaling $411,000, subscriptions received of approximately $198,200 and proceeds received from warrant exercise of $25,000.

During the year ended January 31, 2025, financing activities resulted in the issuance of convertible debentures for net proceeds of $1.2 million and common shares and share purchase warrants for proceeds of $705,000. Cash used in operating activities decreased from the year ended January 31, 2024 as cash flow from financing activities decreased.

Commitments and Contingencies

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000, which was paid in 12 equal monthly instalments from January 1, 2024 to December 1, 2024.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages. On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia. The Company intends to settle the judgment under terms agreeable by both parties.

The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $412,854 (January 31, 2025 - $382,428).

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The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal. In November 2024, the former director allowed the time to perfect the federal appeal to lapse. With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against the Company and MedMelior. During the year ended January 31, 2025, the Company recorded $556,640 as a gain from the legal claim within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss.

At January 31, 2026, certain of the Company’s research and development programs, with a total contracted amount of $1.97 million, were in progress of which the Company has paid $1.59 million and a further $370,000 remains to be paid in future periods.

At January 31, 2026, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2026, this amounted to $12,570.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties, financial guarantee liability and current portion of loans payable are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $150,000. The Company does not invest in derivatives to mitigate these risks.

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Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•

The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.

•

The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.

•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•

The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

•

The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.

•

If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.

•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•

The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.

•

The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

•

Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.

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•

If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.

•

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.

•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•

If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.

•

The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.

•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•

Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.

•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

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Risks Related to the Company’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•

The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•

The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the year ended January 31, 2026, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

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Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the year ended January 31, 2026, compensation of key management and directors of the Company, consisting of salaries, consulting fees, directors’ fees and share-based payments, totaled $1,171,505 (2025 - $2,708,168; 2024 - $1,525,222), of which $160,701 were share-based payments related to share purchase options and PSUs (2025 - $1,679,378; 2024 - $465,949). During the year ended January 31, 2026:

•	900,000 stock options were granted to directors and officers (2025 - 1,700,000; 2024 – 5,595,000),
•	3,590,000 stock options for officers and directors expired or forfeited (2025 – nil; 2024 – 1,480,000),
•	No stock options were granted by MedMelior to directors and officers (2025 – 1,800,000; 2024 – nil),
•	1,900,000 stock options of MedMelior for officers and directors expired (2025 – 1,000,000; 2024 – nil), and
•	No PSUs were granted to directors and officers (2025 - 4,875,000; 2024 – nil).

Other Related Party Transactions

At January 31, 2026, the Company owed $1,415,082 to key management and directors (January 31, 2025 - $1,476,700), of which $92,797 bear interest at 8% per annum (January 31, 2025 - $408,332). During the year ended January 31, 2026, the Company recorded no gains from legal claim within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss related to a former director of MedMelior (2025 - $556,640; 2024 - $nil).

During the year ended January 31, 2026:

•	The Company issued 10,308,039 common shares to settle $1,030,804 of amounts due to officers and directors.
•	The Company issued promissory notes of $411,000 to its Chief Executive Officer and a director, bearing interest rate at 6% per annum and maturing on May 31, 2026.
•	Accrued interest of $993 on convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 were converted into a total of 9,930 common shares and 9,930 share purchase warrants.
•	Accrued interest of $795 on convertible debentures originally issued to the Company’s Chief Executive Officer in March 2024 were converted into a total of 7,950 common shares and 7,950 share purchase warrants.

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During the year ended January 31, 2025:

•	The Company issued convertible debentures totaling $100,000 to its Chief Executive Officer in March 2024.
•	$107,904 of accrued advisory fees to directors were forgiven in April 2024.
•

The Company issued 500,000 common shares and 500,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $50,000 pursuant to a non-brokered private placement in June 2024.

•

$125,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 were converted into a total of 1,250,000 common shares and 1,250,000 share purchase warrants.

•

$100,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in March 2024 were converted into a total of 1,000,000 common shares and 1,000,000 share purchase warrants.

•

Outstanding compensation to certain of the Company’s officers totaling $284,000, consisting of $200,000 and $84,000 of outstanding compensation in the Company and MedMelior, respectively, were settled through the issuance of 1,893,333 common shares of MedMelior in July 2024.

During the year ended January 31, 2024:

•

The Company issued 2,000,000 common shares and 2,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $200,000 pursuant to a brokered private placement in March 2023.

•

$469,129 of amounts owing to officers in MedMelior were forgiven in April 2023, which was recorded under “Gain on extinguishment/forgiveness of debts” on the consolidated statements of loss and comprehensive loss.

•

The Company issued 1,000,000 common shares and 1,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $100,000 pursuant to a non-brokered private placement in August 2023.

•

The Company issued 1,000,000 common shares and 1,000,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $100,000 pursuant to a non-brokered private placement in December 2023.

•	The Company issued convertible debentures of $125,000 to its Chief Executive Officer in December 2023.

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

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The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Expense or capitalization of research and development expenditures;
•	Impairment of non-financial assets;
•	Estimation of interest and penalties on aged accounts payables and estimation of provisions and contingent liabilities;
•	Fair value of convertible debentures;
•	Assessment of functional currency;
•	Determination of share-based payment expenses;
•	Allocation of proceeds from issuance of units between common shares and warrants; and
•	Assessment of going concern.

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations to be Adopted in Future Periods

IAS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. IFRS 18 will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The new standard is required to be adopted retroactively, with certain transition provisions. The Company is evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, to provide further guidance on the timing of recognition and derecognition of financial instruments at settlement date, except for regular way purchases or sales of financial assets, and certain financial liabilities meeting conditions for a new exception which permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. Additional guidance was also provided on assessing whether a financial asset meets the solely payments of principal and interest criterion, and issued new disclosure requirements. This amendment is effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company has evaluated the impact of the standard on the Company's consolidated financial statements and has determined that there is no material impact.

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FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Accounts receivable, excluding tax receivables, are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures and loans payable are measured at amortized cost. The Company’s warrant liabilities are measured at FVTPL. The carrying values of accounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities and financial guarantee liability approximate the fair values due to the short-term nature of these items. The fair values of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2026 and 2025, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy and warrant liabilities were measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at May 29, 2026:

	Authorized	Issued
Common shares	Unlimited	161,787,025
Warrants		50,509,530
Stock options		12,750,000
Performance share units		5,225,000

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ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR+ (www.sedarplus.ca) and in the United States on EDGAR (www.sec.gov).

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